MUTUAL OF AMERICA SECURITIES LLC

**(A Wholly Owned Subsidiary of Mutual of America Holding Company, LLC, which is a wholly
owned subsidiary of Mutual of America Life Insurance Company)**

Financial Statement

For the year ended December 31, 2024

"This report is deemed NON CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934"

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Mutual of America Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2002.

New York, New York
March 27, 2025

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2024

<u>**ASSETS**</u>

ASSETS:

Cash	$	2,676,523
Investment in mutual fund (cost $1,671,789)		1,431,284
Fees and other accounts receivable		495,797
Prepaid assets		189,978
Total assets	**$**	**4,793,582**

<u>**LIABILITIES AND MEMBER'S EQUITY**</u>

LIABILITIES:

Due to affiliates	1,293,424
General expenses and other liabilities	43,071
Total liabilities	**1,336,495**

MEMBER'S EQUITY:

Member's capital	$9,486,241
Accumulated member's deficit	(6,029,154)
Total member's equity	**3,457,087**
Total liabilities and member's equity	**$ 4,793,582**

The accompanying notes are an integral part of this financial statement.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. The Company is the principal underwriter and distributor of Mutual of America's variable annuity contracts and variable life insurance policies.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash is stated at cost, which approximates fair value. Cash exceeded the amount of insurance provided by the FDIC, but management views this risk as minimal.

Investments

The Company's investment portfolio consists of an investment in a bond mutual fund sponsored by MoA Funds Corporation ("MoA Funds"), an affiliated entity. The mutual fund is valued at quoted closing market prices and classified as a Level 1 security. Security transactions for the Company's portfolio are recorded on a trade date basis. The Company does not have any items of other comprehensive income, and therefore, a statement of comprehensive income is not presented.

Prepaid Assets

Prepaid assets are expenses paid for a future period. These expenses are capitalized and amortized into expenses over the life of the prepaid asset, typically one year.

Capital Contributions

The Company did not receive any capital contributions from its Parent for the year-ended December 31, 2024.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2024. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has adopted ASU 2023-07, *ASC 280 Segment Reporting: Improvements to Reportable Segment Disclosures,* as of December 31, 2024. This guidance improves disclosures about a company's reportable segments and aims to enhance transparency. The impact of this guidance does not have a material change to the financial statements as of December 31, 2024.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers" (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,553,716, which was $2,464,616 in excess of its required net capital. The Company had aggregate indebtedness of $1,336,498 at December 31, 2024; the ratio of aggregate indebtedness to net capital was 52.3%.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer that does not hold funds or safe-keep customer securities.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and for federal income tax purposes it is treated as a disregarded entity of Mutual of America. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

6. RELATED PARTY TRANSACTIONS

Balances between the Company and its affiliates are generally settled on a monthly basis, which results in an open due to affiliates at December 31, 2024. As of December 31, 2024, the Company owed $1,293,424 to Mutual of America for the above expenses.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in its consolidated financial statements. In addition, the Company may be subject to claims or lawsuits in the ordinary course of business including arbitrations. At the present time, there is no known or threatened litigation involving the Company.

8. SEGMENT REPORTING

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023- 07"). Adoption of the new standard impacted financial statement disclosures only and did not affect the Company's financial position or the results of its operations. Operating segments are defined as components of an enterprise that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and to assess performance. The Company's has identified its President & CEO as the chief operating decision maker ("CODM").

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

The Company is a registered broker-dealer serving as an introducing broker-dealer. The Company was formed for the purpose of operating as the principal underwriter and distributor of Mutual of America's variable annuity contracts and variable life insurance policies of the Parent and affiliates. Accordingly, the Company represents a single operating segment.

The CODM monitors the Company's net capital requirements and decides how to allocate capital and resources based on total equity that is reported as Member's Equity on the Statement of Financial Condition and Statement of Changes in Member's Equity as Member's Equity. In addition, segment assets are reflected on the accompanying Statement of Financial Condition and significant segment expenses are included on the accompanying Statement of Operations.

9. <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through March 27, 2025, the date the financial statements were issued, and no events have occurred subsequent to the date of the Statement of Financial Condition that would require adjustment to or disclosure in the financial statements.